Mail Stop 3720

December 28, 2006

<u>Via U.S. Mail</u>

Mr. Eli Gendler
Chief Financial Officer
Vocaltec Communications Ltd.
60 Medinat Hayehudim Street
Herzliya
Israel

        RE: **Vocaltec Communications, Ltd.**
                    Form 20-F for the Year ended December 31, 2005
                    Filed April 21, 2006
                    File No. 000-27648

Dear Mr. Gendler:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vocaltec Communications Ltd.
December 28, 2006
Page 2

Form 20-F For the Year Ended December 31, 2005

Statements of Shareholders' Equity, page F-7

1.   It appears that the historical stockholders' equity of TdSoft was not retroactively restated to give effect to the reverse acquisition as a retroactive recapitalization. Nor it is clear how you determined the difference in par value of Vocaltec and TdSoft's common shares with an offset to paid-in-capital. Please explain to us in reasonable detail how you accounted for the changes your stockholders equity due to the reverse acquisition. Clarify your disclosure and explain to us how your accounting complies with US GAAP. Please provide us with your related journal entries and refer us to all pertinent authoritative US accounting literature in your response.

*   *   *   *

Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director